PiggyBack Network, Inc. (the "Company") a Delaware

Corporation

Financial Statements

For the fiscal year ended December 31, 2022 and 2021


PiggyBack Network, Inc.
Balance Sheet


Balance Sheet	Dec 31, 2022	Dec 31, 2021
Assets		
Current assets:		
Cash and cash equivalents	$30,624.00	$3,948.00
Accounts receivable	$0.00	$0.00
Prepaid expenses and other assets	$0.00	$2,000.00
Total current assets	**$30,624.00**	**$5,948.00**
Property and equipment - net	$3,817.00	$2,100.00
Total assets	**$34,441.00**	**$8,048.00**
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$0.00	$0.00
Accrued expenses	$0.00	$0.00
Deferred revenue and other liabilities	$6,036.00	$0.00
Total current liabilities	**$6,036.00**	**$0.00**
Convertible notes (if any)	$0.00	$0.00
Other long term liabilities	$0.00	$0.00
Total liabilities	**$6,036.00**	**$0.00**
Stockholders' Equity:		
Total value of common stock issued	$28,405.00	$8,048.00
Total value of preferred stock issued	$0.00	$0.00
SAFE - future equity obligation	$0.00	$0.00
Additional paid-in capital	$0.00	$0.00
Total stockholders' equity:	**$28,405.00**	**$8,048.00**
Total liabilities and stockholders' equity:	**$34,441.00**	**$8,048.00**

PiggyBack Network, Inc.
Income Statement

Income Statement	Year Ended Dec, 2022	Year Ended Dec, 2021
Revenue - net	$126.00	$464.00
Cost of revenue	$0.00	$0.00
Gross profit/loss	$126.00	$464.00
Operating expenses	$290,177.00	$13,401.00
Operating profit/loss	-$290,051.00	-$12,937.00
Other income/expense	$401.00	-$6,990.00
Net profit/loss	-$290,452.00	-$5,947.00

PiggyBack Network, Inc.
Statement of Cash Flows

Statement of Cash Flows	Year Ended Dec, 2022	Year Ended Dec, 2021
Cash flows from operating activities	-$281,615.00	-$7,947.00
Cash flows from financing activities	$310,007.00	-$2,100.00
Cash flows from investing activities	-$1,717.00	$13,995.00
Cash at beginning of period	$0.00	$0.00
Net increase/decrease in cash	$26,675.00	$3,948.00
Cash at the end of period	$26,675.00	$3,948.00

Unaudited

PiggyBack Network, Inc.
Statement of Changes in Equity

Statement of Changes in Equity	Year Ended Dec, 2022	Year Ended Dec, 2021
Opening Balance	$8,048.00	$0.00
Net profit/loss	-$290,452.00	-$5,947.00
Stock Issued	$20,357.00	$8,048.00
Preferred Stock Issued	$0.00	$0.00
Ending Balance	$28,405.00	$8,048.00

Unaudited

PIGGYBACK NETWORK, INC.
NOTES TO THE FINANCIAL STATEMENT
DECEMBER 31, 2022

1. Summary of Significant Accounting Policies

The Company

The financial statements have been prepared to present the financial position and results of operations of the following related entities (collectively, the "Company"). The financial statement only includes information from inception April 21, 2022, through December 31, 2022.

PiggyBack, Inc. was incorporated in the State of Delaware on April 21, 2022.

PiggyBack Network was created by busy parents for busy parents - who know the importance to access to safe, reliable youth transportatior We reward parents for sharing the ride without taking you out of your way as you get the kids around town. Our mission and vision are root in equitable access to future opportunities by removing the transportation barriers today.
Our motto is simple: More Smiles. Less Miles.

Fiscal Year

The Company operates on a December 31st year end.

Principles of Consolidation and Basis of Accounting

The financial statements include the accounts of PiggyBack Network, Inc.
The financial statements have been prepared on the cash basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

1. Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents

The Company considers all highly liquid financial instruments purchased with three months or less maturities to be cash equivalents. As of December 31, 2022, the Company held no cash equivalents.

Accounts Receivable

The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.
The Company evaluates the collectability of accounts receivable on a customer by customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables, historical experience and knowledge of specific customers. As of December 31, 2022 the Company has recorded $0 as an allowance for doubtful accounts.

Inventory

Inventories are stated at the lower of standard cost (which approximates cost determined on a first in, first out basis) or market. At December 31, 2022, the balance of inventory related to finished goods was $0 and the balance related to work in progress was $0.

Intangible Assets

The Company has recorded intangible assets at cost. The intangible assets consist of patents. Patent costs are amortized over the useful life of the patent.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed using the straight line method over the assets' estimated useful lives. Office equipment is depreciated over five years.
Repair and maintenance costs are charged to operations as incurred, and major improvements are capitalized. The Company reviews the carrying amount of fixed assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal year 2019. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the States of Delaware and Illinois.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk

From time to time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound and the risk of loss is low.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. Revenues are generally recognized upon shipment of a sale. Unshipped orders are recorded as deferred revenues. The Company has recorded $589 in revenue from inception of August 19, 2021 through December 31, 2022.

Warranty Reserve

The product contracts entered into generally provide a one to two-year product warranty to customers from the date of shipment. The Company currently estimate the cost of satisfying warranty claims based on analysis of past experience and provide for future claims in the period the revenue is recognized.

Advertising Expenses

The Company expenses advertising costs as they are incurred.

Research and Development

Research and development costs are expensed as incurred. Total expense related to research and development was $50,139 for the year ending December 31, 2022.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018 07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non employee stock based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid in capital.

2. Commitments and Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3. Property and Equipment

Property and equipment consisted of the following at December 31, 2022:
Property and equipment at cost:

Office equipment: $ 4129.13

Less: Accumulated depreciation: - $826

Total: $ 825.80

4. Loans Receivable – Related Parties

There are no loans to related parties at this time.

5. Equity Common Stock

Under the articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is ten million (10,000,000), consisting of ten million (10,000,000) shares of Class A Common Stock, $0.00001 par value per share. As of December 31, 2022, 5.000,000 shares have been issued and are outstanding.

Preferred Stock

There is no preferred stock issued as of December 31, 2022.

Equity Based Compensation

The equity-based compensation plan authorizes 5,000,000 stock options to be granted. During 2022, the Company issued 5,000,000 of options to co-founders. The remaining are available for future issuance.

6. Subsequent Events

The Company has SAFE agreement in place with Sputnik ATX and Tides. The SAFE agreement with Sputnik ATX for $100,000 has a post-money valuation of $3,000,000 with a 70% discount rate. The Safe Agreement with TIdes Foundation for $25,000 has a post-money valuation of $4,000,000 with a 80% discount rate. There are no voting shares attached to either Safe agreement.